Contact

www.linkedin.com/in/tiffany-yam-463a4049 (LinkedIn)

Tiffany Yam

Partner at Salt Partners Group
San Francisco Bay Area

Experience

Salt Partners Group

Partner
December 2014 - Present (11 years 11 months)
San Francisco Bay Area

Restaurants, bars, everything F&B

TPG Global

Associate
August 2012 - August 2014 (2 years 1 month)

Citi

Analyst
June 2009 - July 2012 (3 years 2 months)

Education

Duke University

Bachelor's degree, Computer Science · (2005 - 2009)